Exhibit 99.1

FOR IMMEDIATE RELEASE November 25, 2014

MACROCURE ANNOUNCES SPECIAL GENERAL MEETING OF SHAREHOLDERS
 FOR APPROVAL OF COMPENSATION POLICY

PETACH TIKVA, ISRAEL, November 25, 2014 (GLOBE NEWSWIRE) —Macrocure Ltd. (NASDAQ: MCUR), a clinical-stage biopharmaceutical company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, today announced that it will hold a Special General Meeting of Shareholders on Tuesday, December 30, 2014 for the purpose of approving a compensation policy for the Company’s directors and executives, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”). The record date for shareholders entitled to vote at the meeting is Monday, December 1, 2014.

Approval of the proposal to approve the compensation policy requires the affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, for the proposal to be approved under the Companies Law, the foregoing ordinary majority must also constitute a special majority that satisfies either of the following two conditions:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Special Meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Additional Information and Where to Find It

In connection with the Special Meeting, Macrocure will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the Special Meeting, and the proposal to be voted upon at the Special Meeting, along with a proxy card enabling them to submit their votes on that proposal. Macrocure will also be furnishing copies of the proxy statement and proxy card to the SEC in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s website at www.macrocure.com.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as DFUs and VLUs. The Company's novel approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body's own wound healing and regenerative components directly into the wound itself. For more information, please visit www.Macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contact	Francesca DeMartino Investor Relations & Corporate Communications +1 (310) 739-6476 francesca@macrocure.com